UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________________________

FORM 11-K

_____________________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____________ TO _______________

Commission file number 1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.

RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the
Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP
Baker Tilly US, LLP

We have served as the Plan's auditor since 2006.

Minneapolis, Minnesota
May 20, 2022

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets
Investments, at fair value	$762,264,800	$698,689,780
Employer contributions receivable	8,110,142	7,078,442
Participant contributions receivable	527,303	480,294
Notes receivable from participants	4,169,617	4,231,876
Total assets	775,071,862	710,480,392
Net assets available for benefits	$775,071,862	$710,480,392

See Notes to Financial Statements.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021
Additions
Net appreciation of the fair value of investments	$87,218,681
Investment income:
Interest and dividend income	11,606,709
Total income	98,825,390

Interest income on notes receivable from participants	222,653

Contributions:
Employer	17,393,124
Participants	22,406,941
Rollovers	2,498,572
Total contributions	42,298,637
Total additions	141,346,680

Deductions
Benefits paid to participants	(77,804,342)
Administrative expenses	(493,053)
Total deductions	(78,297,395)

Increase in net assets before transfers	63,049,285
Transfer into Plan (Note 1)	1,542,185
Net increase in net assets available for benefits	64,591,470

Net assets available for benefits, beginning of year	710,480,392
Net assets available for benefits, end of year	$775,071,862

See Notes to Financial Statements.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEAR ENDED DECEMBER 31, 2021
Note 1. Description of the Plan
The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company (the Trustee) is the Plan’s trustee and record keeper.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Board of Directors and Company management may amend or modify the Plan.
Eligibility
Full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan. Employees covered by a labor agreement are not eligible for employer contributions unless their labor agreement and the Plan provide for it.
Contributions
Participants may contribute up to 50% of their annual compensation through pre-tax 401(k) contributions or after-tax Roth 401(k) contributions, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans. Participants over age 50 may contribute an additional catch-up contribution. Employees who are not covered by a collective bargaining agreement are automatically enrolled at a 3% pre-tax 401(k) employee contribution 45 days after they become eligible unless they proactively opt out of the Plan.
Information about employer contributions made to eligible participants is as follows:

Participant Group	Employer Contribution	Contribution Paid	Investment Allocation	Vesting	Employer Contributions For the Year Ended December 31, 2021
All eligible participants as defined by the Plan excluding those covered by collective bargaining agreements	100% of the first 3% and 50% of the next 2% of compensation contributed by the participant	Each pay period	The match is invested 50% in the Company's Common Stock Fund and 50% in the participants directed investment elections.	Immediate	$10,704,894
All eligible participants as defined by the Plan receive an additional annual retirement contribution, excluding those covered by collective bargaining agreements	3% of participant’s compensation	After Plan year end	100% in the participant's directed investment elections	3 years of vesting service	6,337,444
Stevens Point, Wisconsin employees hired after February 15, 2013 and covered by their respective collective bargaining agreements	4% of participant’s compensation	After Plan year end	100% in the participant's directed investment elections	3 years of vesting service	350,786
Total employer contributions					$17,393,124

Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate their contributions, the contributions are placed in the age appropriate JP Morgan Smart Retirement Fund. The participant may directly invest up to 15% of their contributions in the Company’s Common Stock Fund. Employer contributions invested directly in the Company’s Common Stock Fund may be transferred by participants to one or more of the other investment options available under the Plan at any time. Each participant’s account is credited with their contributions, including rollover contributions, employer contributions and investment earnings. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.
Participants are restricted from investing additional amounts into the Company’s Common Stock Fund once their total contribution balance of the Company’s Common Stock Fund is 15%. A participant may change the allocation of contributions to various investment options offered by the Plan daily.
Vesting
Participants are 100% vested in their accounts at all times with the exception of contributions made under the annual employer retirement contribution and the contribution for Stevens Point, Wisconsin as outlined above, and become fully vested after three years of vesting service.
Effective January 1, 2021, the 4% annual employer retirement contribution to the Plan was discontinued for the Chillicothe, Missouri and Cresco, Iowa employees covered under their respective collective bargaining agreements, although these employees remain part of the Plan. Effective January 1, 2021, they were eligible for the same employer retirement contributions and the annual employer contribution described in the table above.
Forfeited Accounts
Forfeited non-vested accounts may be used to restore accounts for rehired participants, reduce employer contributions or reduce Plan administrative expenses. Forfeited non-vested amounts are Plan assets and are classified as investments on the Statements of Net Assets Available for Benefits. As of December 31, 2021, available forfeited non-vested accounts of $647,782 were subsequently used to reduce employer contributions by $647,782 in 2022. As of December 31, 2020, available forfeited non-vested accounts were $427,583. For the years ended December 31, 2021 and 2020, forfeitures were also used to reduce administrative expenses by $125,156 and $124,634, respectively.
Transfer Into Plan
Effective January 1, 2021, the iFil USA, LLC 401(k) Profit Sharing Plan merged into and became part of the Plan. Following the merger, participants in the iFil USA, LLC 401(k) Profit Sharing Plan became participants in the Plan and $1,542,185 of net assets from participants were transferred into the Plan.
Payment of Benefits
Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary may receive the participant’s account balance in a lump-sum payment. If the participant’s termination is considered a retirement, as defined in the Plan document, a participant or designated beneficiary can receive a partial distribution. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Company.
Effective January 1, 2020, the plan was amended for the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), which required the age at which minimum distributions must begin to be increased from 70½ to 72.
Notes Receivable from Participants
Participants may borrow up to 50% of their participant contribution account balance or $50,000, whichever is less. Employer contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence, in which case the term may not exceed 10 years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans as of December 31, 2021 and 2020, ranged from 4.25% to 8.00% and 3.50% and 8.00%, respectively. Loans mature at various dates through August 2031 and are generally repaid through payroll deductions.
Plan Termination
The Company has the right under the Plan to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan.

Note 2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements, in conformity with generally accepted accounting principles (GAAP) in the United States, requires the Plan’s management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates. The following is a summary of significant policies which are consistently followed in the preparation of the Plan’s financial statements.
New Accounting Standards Not Yet Adopted
The Company considers the applicability and impact of the Financial Accounting Standards Board’s Accounting Standards Updates (ASUs) issued but not yet adopted. The Company assessed ASUs recently issued and determined they were either not applicable or were not expected to have a material impact on the Plan’s financial reporting.
Valuation of Investments
The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, as determined by the Trustee, and are based on published market quotations. See Note 7 for disclosure of the Plan’s fair value measurements.
Investment Earnings
Investment income is recorded on an accrual basis. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Dividend income is recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance and any accrued interest. Interest income on notes receivable from participants is recorded when it is earned. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. At December 31, 2021 and 2020, there were no allowances for credit losses recorded.
Contributions
Participant and employer contributions are recorded in the Plan in the year when earned.
Benefits Paid to Participants
Benefits paid to participants are recorded when paid.
Plan Expenses
Administrative fees charged by the Trustee are paid by the Plan. These fees are partially offset by revenue sharing credits received from the Trustee as well as forfeitures. Certain expenses, including legal, accounting and other services, are paid by the Company.
Risks and Uncertainties
The Plan provides for various options for investment in a variety of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.
Concentration of Market Risk
As of December 31, 2021 and 2020, approximately 24% and 28% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s Common Stock Fund in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

Note 3. Investments
The investments that represent 10% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2021	2020
Donaldson Company, Inc. Common Stock Fund(1)	$189,323,651	$199,301,604
Fidelity Contrafund Pool(1)	$127,665,652	$110,412,569

(1)	Indicates a party-in-interest investment.
Note 4. Non-Participant-Directed Investments
The Donaldson Company, Inc. Common Stock Fund investment is both participant and non-participant-directed. Information about the significant components of the changes in net assets available for benefits for this fund is as follows:

Year Ended December 31, 2021
Net appreciation	$12,622,686
Dividend income	2,295,068
Contributions	5,757,591
Benefits paid to participants	(25,223,513)
Administrative expenses	(72,166)
Net transfers to participant-directed investments	(5,357,619)
Changes in net assets - Donaldson Company, Inc. Common Stock Fund	$(9,977,953)
Note 5. Tax Status
The Company has received a favorable determination letter from the Internal Revenue Service (IRS), dated October 3, 2017, stating the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the Code) and is therefore exempt from federal income taxes under provisions of Section 501(a). The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Company to evaluate tax positions taken. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 6. Exempt Party-in-Interest Transactions
Participants have the option to direct their contributions to be invested in certain mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s Common Stock Fund.
As of December 31, 2021 and 2020, the Plan held 3,194,728 and 3,566,240 shares of Donaldson Company common stock, valued at $189,323,651 and $199,301,604, respectively. Dividends received on Donaldson Company common stock were $2,295,068 for the year ended December 31, 2021. For the year ended December 31, 2021, purchases and sales of Donaldson Company common stock were $6,044,987 and $30,867,635, respectively.
As of December 31, 2021 and 2020, the Plan held 36,415,322 and 39,993,640 units of funds sponsored by the Trustee, valued at $183,246,044 and $168,003,527, respectively. Dividends received on Trustee sponsored funds were $601,582 for the year ended December 31, 2021. For the year ended December 31, 2021, net appreciation of Trustee sponsored funds was $29,182,504, and purchases and sales of Trustee sponsored funds were $21,381,999 and $36,037,235, respectively.

Note 7. Fair Value Measurements
Fair value measurements of financial instruments are reported in one of three levels based on the lowest level of significant input used. For Level 1, inputs to the fair value measurement are quoted prices in active markets for identical assets or liabilities. For Level 2, inputs to the fair value measurement include quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. For Level 3, inputs to the fair value measurement are unobservable inputs or are based on valuation techniques.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2021.
Donaldson Company, Inc. Common Stock Fund
Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds and Participant-Directed Brokerage Accounts
Investments in mutual funds and participant-directed brokerage accounts are stated at fair value based on quoted market prices.
Common/collective Trust Fund Investments
Investments underlying the common/collective trust funds include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. Certain common/collective trust fund investments are valued at net asset value (NAV) daily and those investments are considered to have readily determinable fair value. Other common/collective trust fund investments are valued at NAV per share or unit as a practical expedient by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.
The common/collective trust funds also include Fidelity Managed Income Portfolio II (MIP II). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Under the terms of the MIP II’s Declaration of Trust, withdrawals directed by the Company must be preceded by a 12 month written notice to the MIP II. As of December 31, 2021, the Plan had not provided the MIP II with advance written notice to terminate the Plan’s investment in the MIP II.
As of December 31, 2021 and 2020, the Plan had no unfunded commitments related to the common/collective trust funds. There are no participant redemption restrictions for these investments.
Fair Value Classification
The Company reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the years ended December 31, 2021 or 2020. The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments at fair value and the respective levels in the fair value hierarchy are as follows:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$189,323,651	$—	$—	$189,323,651
Mutual funds and interest bearing cash	100,773,673	—	—	100,773,673
Participant-directed brokerage accounts	11,977,558	—	—	11,977,558
Common/collective trust fund investments	50,916,814	53,822,062	—	104,738,876
Total investments in the fair value hierarchy	$352,991,696	$53,822,062	$—	406,813,758
Common/collective trust fund investments measured at net asset value(1)				355,451,042
Total investments, at fair value				$762,264,800

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$199,301,604	$—	$—	$199,301,604
Mutual funds and interest bearing cash	95,263,770	—	—	95,263,770
Common/collective trust fund investments	40,154,874	47,603,480	—	87,758,354
Total investments in the fair value hierarchy	$334,720,248	$47,603,480	$—	382,323,728
Common/collective trust fund investments measured at net asset value(1)				316,366,052
Total investments, at fair value				$698,689,780

(1)
Certain investments that were measured at NAV (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 8. Subsequent Events
The Company has evaluated subsequent events through May 20, 2022, the date the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements. The Company has determined no significant events occurred after December 31, 2021, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
EIN 41-0222640
Plan Number 007

		Description of Investment	Cost
	Identity of Issue,	Including the Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par or Maturity Value		Value
(1)	Donaldson Company, Inc. Common Stock Fund	Common Stock	$63,307,204	$189,323,651
(1)	Fidelity Contrafund Pool	Common/Collective Trust	(2)	127,665,652
	Legal & General Russell 3000 Fund	Common/Collective Trust	(2)	48,538,772
	JP Morgan Smart Retirement 2030	Common/Collective Trust	(2)	38,703,122
	JP Morgan Smart Retirement 2025	Common/Collective Trust	(2)	33,621,369
	Boston Partners Large Cap Value	Common/Collective Trust	(2)	32,964,009
	JP Morgan Smart Retirement 2035	Common/Collective Trust	(2)	32,653,537
(1)	Fidelity Managed Income Portfolio II Fund	Common/Collective Trust	(2)	30,838,109
	JP Morgan Smart Retirement 2040	Common/Collective Trust	(2)	27,756,705
	Hartford Schroder U.S. Opportunities Fund	Mutual Fund	(2)	25,384,443
(1)	Fidelity Diversified International K6	Mutual Fund	(2)	24,555,989
	Hood River Small Cap Growth Fund	Mutual Fund	(2)	23,091,860
	BlackRock Total Return	Common/Collective Trust	(2)	20,858,053
	JP Morgan Smart Retirement 2045	Common/Collective Trust	(2)	16,915,990
	JP Morgan Smart Retirement 2050	Common/Collective Trust	(2)	14,745,928
	JP Morgan Smart Retirement 2020	Common/Collective Trust	(2)	14,598,285
	Brokeragelink Fund	Participant-directed brokerage accounts	(2)	11,977,558
	Vanguard Inflation Protected Fund	Mutual Fund	(2)	10,454,370
	JP Morgan Smart Retirement Income	Common/Collective Trust	(2)	10,046,792
	American Beacon Small Cap Value	Mutual Fund	(2)	8,878,822
	Dodge & Cox International	Mutual Fund	(2)	8,221,895
	JP Morgan Smart Retirement 2055	Common/Collective Trust	(2)	4,551,682
	JP Morgan Smart Retirement 2060	Common/Collective Trust	(2)	3,036,435
	Legal & General MSCI EAFE Fund	Common/Collective Trust	(2)	2,378,042
	Metlife Fixed Acct	Common/Collective Trust	(2)	317,436
(1)	Fidelity Government Money Market	Money Market	(2)	186,294
				$762,264,800
(1)	Participant Loans	Notes receivable from participants - interest rates from 4.25% to 8.00%, payable through August 2031	—	$4,169,617

(1)	Denotes party-in-interest.
(2)	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	May 20, 2022	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Scott J. Robinson
Scott J. Robinson Senior Vice President and Chief Financial Officer